Cleartronic, Inc.

8000 N Federal Hwy, Suite 100 Boca Raton, FL 33487

July 18, 2008

Mark P Shuman, Esq.

Branch Chief-Legal

Securities and Exchange Commission

Washington, DC 20549

Re:

Cleartronic, Inc., formerly known as GlobalTel IP, Inc.

Comment Letter dated July 7, 2008 to Amendment No. 6 to Form SB-2 on Form S-1

Filed on May 28, 2008

File No. 333-135585

Dear Mr. Shuman:

We have reviewed your letter dated July 7, 2008 concerning our Amendment No. 6. Subsequently, we have filed Amendment No. 7, which as discussed below resolves or answers in whole or in part the concerns or questions addressed in your most recent correspondence. In order to answer the identified questions raised in your inquiry we have referenced both facts operative at the time Amendment No. 6 was filed as well as, when appropriate, those pertinent to Amendment No. 7.

Comment 7.

We revised our disclosures in our Notes to the Unaudited Condensed Consolidated Financial Statements (attached), for the six month period ending March 31, 2008, to exclude revenue policies for discontinued VoIP operations and have restated the pertinent parts thereof in Note 9 (Discontinued Operations).

Comment 8.

We revised our explanation of our revenue and deferred revenue policies in our Unaudited Condensed Consolidated Financial Statements, (see Note 2), to specify the new components of our revenue streams from Unified Group Communication services and products, and, have cited the accounting guidance we are relying upon for the Company's new revenue recognition policies including its methodology for allocation between each element.

Comment 9. We have further revised Note 2 (sub-part; "Revenue Recognition and Deferred Revenues") to identify revenue from our installation services and service contracts including our responsibilities in accounting periods beyond the installation and beyond one-year. We have stated in our Unaudited Condensed Consolidated Financial Statements an amount for deferred revenues applicable to the term of the contract in effect as of the Balance Sheet date. The single contract had 30 months remaining and thus was classified as a non-current liability.

Sincerely,

/s/ Larry M. Reid

President, CEO & CFO